EXHIBIT 99.1

Skeena Files Early Warning Report Regarding TDG Gold Corp.

VANCOUVER, British Columbia, July 21, 2025 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) reports that it has filed an early warning report under National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection to its shareholdings in TDG Gold Corp. (TSXV: TDG) (“TDG”).

On July 14, 2025, Skeena acquired 6,666,667 Shares of TDG for an aggregate purchase price of C$4,000,000, or C$0.60 per Share, as back-end purchaser from several sellers that acquired the Shares in connection with an offering of flow-through Shares of TDG (the “Share Purchase”).

The Share Purchase was completed in connection with a broader “bought deal” financing pursuant to which TDG issued (i) 17,150,000 non-flow-through Shares; (ii) 13,455,000 non-critical mineral charity flow-through Shares and (iii) 7,705,000 critical mineral charity flow-through Shares (the “Offering”).

Concurrently with the Offering, TDG closed an acquisition of Anyox Copper Ltd. (“Anyox”), pursuant to an amalgamation agreement date June 16, 2025 (the “Acquisition”, and together with the Share Purchase and the Offering, the “Transactions”). Pursuant to the Acquisition, TDG acquired all of the outstanding common shares of Anyox in exchange for 54,559,565 Shares.

Immediately prior to the Transactions, Skeena owned and controlled a total of 23,000,000 Shares, representing approximately 12.78% of the issued and outstanding Shares of TDG. As a result of and immediately following the Transactions, Skeena owned and controlled a total of 29,666,667 Shares of TDG, representing approximately 10.88% of the issued and outstanding Shares of TDG.

The acquisition of the Shares was for investment purposes. Skeena may from time to time acquire additional securities of TDG, dispose of some or all of the existing or additional securities or may continue to hold its Shares.

TDG’s head office is located at Unit 1 - 15782 Marine Drive, White Rock, BC V4B 1E6 Canada.

To obtain a copy of the early warning report filed under applicable Canadian securities laws in connection with the transactions hereunder, please see TDG’s profile on the SEDAR+ website at www.sedarplus.ca.

About Skeena
Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles Executive Chairman	Randy Reichert President & CEO

For further information, please contact:
Galina Meleger
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725
W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; the receipt and timing of the environmental assessment certificate,; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.